DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Sharon Blume, Assistant Chief Accountant Division of Corporation Finance
September 3, 2010

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 1-15242
Ladies and Gentlemen:
We have received your letter, dated August 11, 2010, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2009. In response thereto, please note the following.
December 31, 2009 Form 20-F
Update on Key Credit Market Exposures Mortgage Related Exposure, page 68
1.	Please revise future filings to discuss the nature of your hedges and other protection purchased. Additionally, please disclose your exposure on a gross basis or quantify the amount of your hedges and other protection purchased which has reduced your exposure

We will revise future filings as follows:

Hedges of our mortgage related exposure consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.

Mortgage related exposure in our CDO trading and origination, U.S. and
European residential mortgage businesses

Date
Hedges and other
protection
in € m.	Gross exposure	purchased	Net Exposure
Subprime and Alt-A CDO exposure in trading and origination businesses:

CDO subprime exposure — Trading	—	—	—
CDO subprime exposure — Available for sale	—	—	—
CDO Alt-A exposure — Trading	—	—	—

Residential mortgage trading businesses:

Other U.S. residential mortgage business exposure	—	—	—
European residential mortgage business exposure	—	—	—

2.	You disclose that you classify mortgage exposure as subprime if 50% or more of the underlying collateral are home equity loans. Please tell us how you determined that this criterion is appropriate, how you considered other credit characteristics such as FlCO score, LTV, etc. and whether you have other mortgage exposure in which the underlying mortgages have terms that may give rise to a concentration of credit risk.

Please note that Note 1 to the table on page 68 should have read “home equity loans that are subprime.”

In practice, the overwhelming majority of CDOs in which the bank was involved either contained a very high proportion of subprime loans (more than 90%) or a very low proportion of subprime loans (less than 10%).

In determining whether a CDO should be classified as subprime or not, we looked at the various constituents of these CDOs. In most cases these CDOs were classified as subprime based on the Bloomberg methodology for classifying collateral type.

The Bloomberg methodology for classifying ABS securities is based on the underlying collateral types and uses a combination of FICO scores, LTV ratios and other industry standard criteria. The following Bloomberg collateral types were considered as subprime by Deutsche Bank (“DB”): RESB, HOME, HOMEE, HELOC and HOMEEQ. Where the Bloomberg classification was unclear (such as “other ABS”) we looked at the underlying pool constituents in Intex, a financial data provider. In these instances where 50% or more of the underlying collateral was home equity loans, we classified the mortgage exposure as subprime.

The mortgage-related exposures set out in the section which begins on page 68 represent those exposures considered to embody the most concentrated credit risk impacted by the global credit crisis.

We will revise future filings to make it clear that we apply industry standard criteria in determining subprime including FICO scores and LTV ratios. We shall also make clear that we only apply the 50% test in limited circumstances.

3.	Please tell us in detail and revise future filings to disclose the criteria you use to classify your mortgage exposure as Alt-A.

We used the following criteria to classify mortgage exposures as Alt-A on an instrument by instrument basis.

Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICOs (typically 660 — 730), higher LTVs (typically greater than 75), and higher percentages of loans with limited or no documentation.

We will revise future filings to incorporate this definition of Alt-A loans.
Note 1 Significant Accounting Policies
Repurchase and Reverse Repurchase Agreements, F-33
4.	We note you disclose that securities delivered under repurchase agreement are not derecognized from the balance sheet unless the risks and rewards of ownership are relinquished.
a.	Please tell us in detail and revise future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.

b.	If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods -presented and discuss how you calculated the average amount.

It is not our practice to enter into repurchase agreements which result in the derecognition of assets from our balance sheet. Although there are circumstances in which an asset would be derecognized on the transaction of a repurchase agreement – for example where the repurchase agreement specifies repurchase at market price – these instances are rare and do not materially impact our balance sheet. The accounting analysis that supports this treatment is detailed below.

The following explanation relates to repurchase agreements transacted under the terms and conditions of a Global Master Repurchase Agreement (GMRA).

The derecognition principles in IAS 39 are based predominantly on an assessment as to what extent the transferor has transferred or retained the risk and rewards of ownership of the financial asset. Generally a repurchase agreement will require the transferor to repurchase the transferred asset at a particular price. This price may be fixed at execution or be the market price at the time of repurchase.

If the asset sold is to be repurchased at a fixed price or at the sale price plus a lender’s return, the transferred asset is not derecognised. This is because the transferor has retained substantially all the risks and rewards of ownership of the transferred asset (IAS 39.AG51(a)).

Determining whether we have transferred substantially all the risks and rewards of ownership will often be readily apparent from the terms and conditions of the transfer. But where it is not obvious, our evaluation would consider our exposure to the variability in cash flows from the transferred asset and any transactions that have been executed contemporaneously and in contemplation of the repurchase transaction. The risks to be considered in the cash flows are generally, interest rate risk, credit risk, foreign exchange risk, equity price risk, late payment risk and prepayment risk, depending on the particular asset that is being considered for derecognition. The IFRS derecognition model does not consider the level of collateral provided, or the term of the repurchase agreement (e.g. repurchase agreements to maturity do not automatically result in derecognition under IFRS unlike U.S. GAAP). Consideration is also given to any specific conditions to which the transfer is subject. For example an option or commitment to repurchase a transferred asset is assessed to determine whether it impacts the risk and rewards analysis.

Our disclosure, beginning on page F-31 of the 2009 20-F, discusses the IAS 39 principles for derecognition of financial instruments. These principles apply to all transactions including repurchase agreements.

Note 16 Equity Method Investments. page F-99
5.	Please revise future filings to provide additional information regarding the three transactions with Deutsche Postbank AG to help investors understand the reasons for and objectives of each transaction and to understand the financial and other risks associated with them. Specifically provide color on the rationale for any transaction that resulted in a loss at inception. We note you disclose that a liability was recorded at the inception of the put/call structure.

In the following paragraphs we provide you with background information on the rationale of our transactions in Deutsche Postbank (“Postbank”) shares and the contractual terms of the components. Further detail on the accounting for these components, including treatment of the put / call structure, is laid out in the responses to the questions 6 to 10. A proposed amended footnote disclosure is provided at the end of this response.

Through these transactions, Deutsche Bank (“DB”) intended to acquire a substantial shareholding in Postbank, a leading retail bank in Germany, from the then-controlling shareholder Deutsche Post on attractive terms thereby strengthening our private and business clients’ activities and creating value for our shareholders. Moreover, these transactions give us the opportunity to achieve control of Postbank at a future date, which provides additional long term growth opportunities.

Following the significant stock market decline after the signing of the initial transaction in September 2008, we entered into discussions with Deutsche Post to restructure the transaction. The decision to restructure was related to the significant usage of regulatory capital expected from the transaction and the inability of DB to benefit from the low share price of Postbank at that time. A postponement agreement was signed on December 22, 2008, and the new transaction structure was signed on January 14, 2009. The revised contract is comprised of three tranches which enable us to complete the acquisition in a more capital-efficient manner. The restructured transaction will result in Deutsche Post receiving the cash proceeds three years earlier than expected.

The structure consists of the following components:
(1)	Purchase of a 22.9% stake (50mn shares) in Postbank from Deutsche Post, for which the consideration was 50mn newly issued DB shares.

(2)	Purchase of a mandatory exchangeable bond issued by Deutsche Post on 60m Postbank shares (27.4%) owned by Deutsche Post that will convert into a stake in Postbank in 2012.

The mandatory exchangeable bond terms allow for two profit sharing mechanisms, the values of which depend on the prices that Deutsche Post achieves when selling to the market the DB shares it received as consideration. The DB shares received by Deutsche Post were subject to a lock-up period, and had to be registered in the commercial register as well as listed at all German exchanges, including the Prime Standard at the Frankfurt Stock Exchange. The prospectus was issued on April 9, 2009. Deutsche Post accepted the 50mn DB shares as consideration, but did not want to remain a DB shareholder over the longer term. In order to be protected against adverse movements in DB’s share price Deutsche Post entered into a hedging transaction with a third party which allowed Deutsche Post to lock in a price for 25mn of the DB shares (the “protection tranche”) via a put/call spread. We participated in profits that Deutsche Post made from this transaction. For the remaining 25mn DB shares a “minimum price” was agreed which provided the basis for the sharing of any excess amounts that will be received by Deutsche Post when the DB shares are sold by Deutsche Post at a price above this threshold in the market.

(3)	Deutsche Post retained a 12.1% stake in Postbank (26.4m shares). DB sold Deutsche Post a put option and purchased a call option over these shares at different exercise prices. Both options are exercisable between the 36th and 48th month after the closing of the transaction and are settled in cash against shares, giving us the opportunity to acquire all Postbank shares held by Deutsche Post.

In future filings we will revise the disclosure to include the following information, subject to any further developments in 2010.

Proposal for amended disclosure — to be revised to contain 2010 information:

As of December 31, 2009, the most significant equity method investment was the investment in Deutsche Postbank AG, Bonn, which represented approximately 75% of the total carrying value of equity method investments. On February 25, 2009, the Group acquired a 22.9% stake in Deutsche Postbank AG from Deutsche Post AG as a contribution-in-kind against 50 million Deutsche Bank shares, which became effective with the registration of the shares in the commercial register on March 6, 2009. The contribution in kind from newly issued shares was recorded at the fair value of the Deutsche Bank shares, which was € 958 mn. Of this € 958 million, € 128mn was recognized in the equity caption Common Shares at the nominal value of € 2.56 per share and € 830mn in Additional paid-in capital. Together with a previous stake of approximately 2.1

%, the Group then held an investment of 29.88% in the shares of Deutsche Postbank AG. In addition to the acquisition of the shares, the transaction with Deutsche Post comprises two further tranches: a mandatory exchangeable bond of € 3.0 billion issued by Deutsche Post covering an additional 27.4% stake in Deutsche Postbank AG and put and call options covering another 12.1% stake in Deutsche Postbank AG. The mandatory exchangeable bond constitutes an equity investment and in substance gives current access to the economic benefits associated with an ownership interest in the Postbank shares. It is therefore reported as part of the equity method investment. The put and the call options on the 12.1% equity stake are derivatives, recognized initially at fair value and reported as a derivative financial instrument on the balance sheet. As the put/call structure forms part of the overall arrangement and as there was no separate consideration received or paid for this part of the overall transaction, the initial negative fair value of € 885 million was an adjustment to the purchase price of the equity investment which increased the acquisition cost of the equity method investment. This resulted in a total acquisition cost of € 4.7 bn. The difference between the total cost of the investment and Deutsche Bank’s share in the net fair value of the associate’s identifiable assets and liabilities represents implied goodwill which is included in the carrying amount of the equity investment. This implied goodwill is not amortised and is tested for impairment as part of the entire equity investment.

Upon recognition of the mandatory exchangeable bond, an embedded option related to a profit sharing agreement with Deutsche Post on the Deutsche Bank shares issued was bifurcated as the risks and rewards from the profit sharing are not clearly and closely related to the host contract. The initial fair value of the embedded derivative was € 201 mn; the initial fair value reduced the cost of the investment in Postbank shares. Subsequent changes in fair value of the options were reflected in profit and loss. The final value of the receivable arising from the embedded derivative, which is no longer remeasured, is € 677 mn.

The following amounts related to the transactions in Deutsche Postbank AG were recorded on our balance sheet as of year-end 2009:

Equity method investment (including pro-rata share of investee’s net income and direct acquisition costs): € 5,159mn;

Receivable from embedded derivative (including a mark-to-market gain of € 476mn since inception): € 677mn

Negative market value from derivative financial instruments (including a mark-to-market gain of € 352mn since inception): € 534mn

6.	You disclose that the issuance of 50 million new common shares in connection with the acquisition of a minority stake in Deutsche Postbank AG resulted in a share capital increase of € 128 million. Please tell us in detail how you accounted for this transaction and identify the accounting guidance that supports you treatment. Specifically explain the amounts recognized on your balance sheet, any gains or losses recorded and how you measured the amounts.

The consideration for the acquisition of 50mn shares in Postbank from Deutsche Post (“initial tranche”) was Deutsche Bank AG shares. The contribution in kind was from newly issued Deutsche Bank AG shares that were recorded at their fair value upon issuance. This treatment is based on IAS 28.20 which states:

“Many of the procedures appropriate for the application of the equity method are similar to the consolidation procedures described in IAS 27. Furthermore, the concepts underlying the procedures used in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in an associate.”

Furthermore, IFRS 3 (2006) paragraph 24 (2006 version applicable to this transaction) states that:

“The acquirer shall measure the cost of a business combination as the aggregate of: (a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus (b) any costs directly attributable to the business combination”.

The fair value of the DB shares issued amounted to € 958 million in total, based on the quoted price of the shares on the closing date of the transaction. Of the € 958 million, € 128 million was recognized in the equity caption Common Shares at the nominal value of € 2.56 per share and € 830 million was recognized in Additional paid-in capital. We also refer to our Consolidated Statement of Changes in Equity on page F-8 in our Form 20-F 2009.

There were no gains or losses recognized initially in respect of these shares.

7.	You disclose that the mandatorily-exchangeable bond is reported as part of the equity method investment and the net fair value of the derivative liability resulting from the put/call structure was added to the acquisition cost of the equity method investment. It also appears that you recognize mark to market gains and losses from these financial instruments through your income statement. Please tell us in detail how you accounted for these transactions and identify the accounting guidance that supports your treatment. Specifically tell us in detail and revise future filings to:
a)	clarify how you recognized and measured these financial instruments at inception

The initial tranche (22.9% stake) has been classified as an investment in an associate, initially measured at cost, as the voting rights give DB the ability to exercise significant influence, meeting the voting rights threshold under IAS 28.6.

The mandatory exchangeable bond (“MEB”) constitutes a prepaid forward transaction through which we will effect a business combination in 2012 and includes embedded derivatives on Deutsche Bank shares from the profit sharing mechanism, which we explain further in the discussion below.

We concluded that the MEB should be accounted for as an investment in the underlying as the initial amount paid is equivalent to the outright purchase price for the underlying asset at inception.

Due to its settlement terms, the MEB includes potential voting rights which are not currently exercisable. Therefore, DB does not have the power to control Postbank via voting rights or other means under IAS 27.13 and IAS 27.14, respectively. However, IAS 27.IG5 to IG7 explain that when instruments containing potential voting rights in substance currently give access to the economic benefits associated with an ownership interest, and the investment is accounted for in accordance with IAS 28, the instruments are not subject to the requirements of IAS 39.

IFRS is silent as to the determination of which cases instruments give “in substance current access to the economic benefits associated with an ownership interest” in the context of an equity investment. Therefore we analysed additional accounting guidance for concepts which are similar to the term mentioned above (IAS 8.10 to 12).

We sought guidance from U.S. GAAP which we believe is appropriate because the principles and conceptual framework of U.S. GAAP are consistent with IFRS (IAS 8.12).

Under US GAAP, the EITF has dealt with investment instruments which are not common stock, but which have risk and reward characteristics substantially similar to common stock. The specific guidance is included in ASC Topic 323-10-15 / EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”.

ASC 323-10-15 outlines three conditions for “in-substance common stock”:

a)	Subordination

There is no liquidation preference for DB’s interest, especially as it does not have recourse to Deutsche Post from the MEB due to the terms of the instrument and the fact that settlement in shares is ensured by a share pledge in a securities account at DB.

b)	Risks and rewards of ownership

DB participates in capital depreciation (and therefore in losses) as well as capital appreciation, although it does not receive dividends and does not have voting rights, until the MEB ultimately converts into Postbank shares. The lack of the right to dividends is not significant in this specific case as Postbank had already announced before the closing of the transaction that it would not pay a dividend in 2009 and an analysis of market expectations indicated an extremely low fair value for the dividend right for the term of the MEB. Therefore, until the MEB converts to common stock, DB will participate in any capital appreciation.

Conversion is dependent on the passage of time and such conversion features are specifically mentioned as an indicator that the investment is similar to common stock. Furthermore, future changes in the fair value of the investment are expected to be highly correlated with changes in the fair value of the common stock.

c)	Obligation to transfer value

There is no redemption provision as the instrument will only be settled by delivering Postbank shares.

Therefore, we believe that the above conditions are fulfilled in substance, so that the instrument contains the major economic characteristics of common stock and provides access to the economic benefits of an ownership interest as contemplated in IAS 27.IG7. Accordingly, we have concluded that the MEB should be treated as part of the equity method investment.

The terms of the MEB include two profit sharing mechanisms, which were dependent on the prices Deutsche Post achieved from the sale of the DB shares received as consideration for the initial stake. DB shares received by Deutsche Post as part of the sale of Postbank shares were subject to a lock-up period, and had to be registered in the commercial register and listed at all German exchanges, including the Prime Standard at the Frankfurt Stock Exchange. The prospectus was issued on April 9, 2009. It was Post’s intention to acquire the

50mn DB shares, but not to remain a DB shareholder over the longer term. In order to be protected against market price risk for the period of the lock-up Deutsche Post entered into a hedging transaction with a third party which allowed Deutsche Post to lock in the price for 25mn DB shares (“protection tranche”) via a put/call spread. DB participated in profits from this transaction. For the remaining 25mn shares a “minimum price” was determined which provided the basis for the sharing of any excess amounts received by Deutsche Post in case the DB shares were sold at a price above the “minimum price”. The profit sharing arrangement economically comprises two options and is settled in cash. Financial instruments in an entity’s own shares settled in cash are classified as derivatives under IAS 32.16. The risks and rewards from the profit sharing (DB shares as underlying) are not closely related to the host contract, which represents in-substance common stock in Postbank. Therefore, the options need to be bifurcated and measured at fair value with fair value changes reflected in the income statement.

The options identified for separation from the host contract are combined and treated as one embedded derivative that is recorded at fair value with fair value changes reflected in the income statement. With respect to the embedded derivative within the MEB i.e. the profit sharing structure, the value of the underlying DB shares is a relevant factor. The bifurcation of an embedded derivative at fair value technically leads to a lower carrying value of the host contract (MEB). On the balance sheet, the embedded derivative is reported together with the host contract according to DB’s policy (see Note [1] to our consolidated financial statements; page F-25).

The put- and the call options on the remaining 12.1% stake qualify as derivatives in accordance with IAS 39 as they fulfil the conditions (a) to (c) for derivatives in IAS 39.9 (value changes in response to the change in a specified financial instrument price; comparatively small initial net investment; settled at a future date). The derivative structure was recognized initially at fair value and reported as a negative market value from derivative instruments on the balance sheet. As the put/call structure forms part of the overall arrangement and as there was no separate consideration received or paid for this part of the overall transaction, the initial negative fair value of € 885 million was an adjustment to the purchase price of the equity investment which increased the acquisition cost of the equity method investment at the date of closing. Unlike the MEB, the option structure does not give current access to the substantial risks and rewards of ownership and is not substantially similar to common stock according to the guidance in ASC Topic 323-10-15.

Analogous to the other components of the transaction, the specific put/call structure would not have been readily obtainable in the market (the 12.1% stake constitutes a significant portion of the total Postbank shares outstanding) and DB was only willing to accept the agreed strike prices as part of its long-term intention to take control of Postbank in the future, expecting to realise synergies. The put/call structure therefore forms part of the overall arrangement. As there was no separate consideration received or paid for this part of the overall transaction, respectively, the initial net liability was treated as an adjustment to the purchase price of the initial tranche and the MEB. Therefore the total consideration for the investment in an associate was initially determined as follows:

Fair value of 50mn Deutsche Bank shares issued
+	Issuance price of the mandatory exchangeable bond for 27.4% shares in Postbank (excluding the initial fair value of the embedded derivative)

+	Fair value of derivative liability from put/call structure on 12.1% of Postbank shares.
Regarding the calculation of the initial amounts recognized, see answer to question 7c.

b)	clarify how you recognize and measure these financial instruments subsequent to inception

The amount recognized as investment in an associate is measured according to IAS 28. As explained above, the MEB (excluding the separated embedded derivative) represents an investment in the underlying ordinary/equity shares of Postbank. However, prior to the maturity of the MEB, Deutsche Post would retain the entitlement to any discretionary dividends on these shares. Therefore, in applying the equity method, DB adjusts its equity pick-up by the amount of dividends paid to Deutsche Post for these shares, if any.

The embedded derivative is measured at fair value with fair value changes recognized in the income statement. Deutsche Post announced on July 6, 2009 that it had sold all DB shares received as consideration for the initial tranche in the market. The total settlement amount due to DB is € 677 mn, including a gain of € 476 mn since closing. The amount will technically be paid to DB upon settlement of the MEB but has been collateralized by Deutsche Post in cash. Therefore, the embedded derivative is no longer remeasured.

The put/call structure is measured at fair value with fair value changes recognized in the income statement.

c)	Quantify the amounts recorded at inception and at December 31, 2009 and June 30, 2010

	at closing	Dec 31, 2009	Jun 30, 2010
	€ millions	€ millions	€ millions
Initial stake	958	958	958
Additional Shares	46	228	231
Mandatory Exchangeable Bond	2,825	2,825	2,825
Put/Call Liability (initial)	885	885	885
Direct acquisition costs	6	6	8
Pick-up — P/L	0	200	452
Pick-up — OCI	0	57	98
Embedded derivative (Note 1)	201	—	—
Receivable on embedded derivative (Note 1)	—	677	677

Total Equity investment	4,922	5,837	6,136

Fair Value of Put/Call Liability	885	534	504

Receivable from Cash collateral	1,161	1,200	1,224
Note 1 As explained above, the embedded derivative is no longer remeasured and the total settlement amount due to DB is € 677 mn. The amount will be paid to DB upon settlement of the MEB but has been collateralized by Deutsche Post in cash.

Note 2 Due to rounding, numbers may not add up precisely
d)	clarify where you present the carrying values on the balance sheet

The initial tranche and the MEB, including the embedded derivative, are presented as part of Equity Method Investments on the balance sheet. The liability from the put/call structure is presented as a derivative liability. The cash collateral is presented as a receivable within Other Assets.
A proposed amended footnote disclosure is provided at the end of the response to question 5.
8.	Please tell us in detail and revise future filings to disclose the total cost of your equity method investment related to Deutsche Postbank AG and the material components that comprise your investment. Also explain how you accounted for any difference between the cost of the investment and your share of the net fair value of the associate’s identifiable assets and liabilities.

Total Cost of Investment: [see table above under 7c]

The difference between the total cost of the investment, excluding the initial fair value of the embedded derivative, and DB’s share in the net fair value of the associate’s identifiable assets and liabilities represents implied goodwill which is included in the carrying amount of the investment. The implied goodwill is not amortised and is tested for impairment as part of the entire equity investment. There is no current requirement under IFRS to separately disclose the implied goodwill included in the investment in an associate.

9.	On page 77, you disclose that you recorded mark-to-market gains of € 476 million from your derivatives related to the acquisition of shares and mark-to-market gains of € 352 million from the put/call options to increase our investment. Pleases tell us and clarify in future filings the nature of the derivatives related to the acquisition of shares.

See response to question 7.

10.	You disclose that the impairment test based on the discounted cash flow model did not indicate an impairment of the Deutsche Postbank AG investment. Please provide us with a summary of your discounted cash flow model, identify the inputs and significant assumptions that most impacted the value, provide a qualitative and quantitative description of these inputs and assumptions, and provide a sensitivity analysis based upon reasonable alternative assumptions. Also, tell us if the inputs and significant assumptions were consistent with those that would be used by a market participant in deriving future cash flows, Lastly, explain why you believe it is reasonable that the fair value of your equity method investment based on public price quotations was significantly below the cost of your equity method investment but your impairment analysis based on your discounted cash flow analysis indicated there was no impairment.

Overview of IFRS Impairment Analysis for Equity Method Investments

As discussed above, DB holds its investment in Postbank as an equity method investment. IFRS (IAS 28.31-33) requires us to assess if our equity method investment is impaired; the impairment criteria of IAS 39.58 are to be applied to identify potential impairment indicators. If any indicators exist, the investment would be subject to an impairment test in accordance with IAS 36.4(b); this involves comparing the equity investment carrying amount to its recoverable amount. The measurement requirements of IAS 36.18 are applied to the combined carrying amount which includes the cost of the investment and takes into account any fair value adjustments and goodwill recognised upon acquisition of the investment, and the entity’s proportionate share of the investee’s net income.

The principle of IAS 36 is that an entity’s assets are carried at no more than their recoverable amount. The recoverable amount is the higher of its fair value less costs to sell and its value in use (ViU). The ViU is the present value of the future cash flows expected to be derived from Postbank from its continued use and also includes the cash flows expected to be generated from the cooperation agreement between DB and Postbank. An equity method investment is therefore not automatically written down to its “fair value less costs to sell” if the ViU supports a higher carrying amount. As described further below, the strategic and long-term nature of DB’s investment provide important reasons why the ViU does support a higher carrying amount.

An impairment assessment is required once there has been a “triggering” event; such an event could be a meaningful sustained decline in the investment’s current share price. After September 2008 Postbank’s share price declined significantly; since then we have performed an impairment assessment of our investment beginning with the first quarter 2009 and will continue to perform a quarterly assessment. An impairment assessment is a dynamic process and assumptions and inputs to both fair value and the ViU model are continually monitored and updated.

The ViU is derived from a Discounted Cash Flow (DCF) model which is based on reasonable and supportable assumptions for the cash flows approved by management. These cash flows should cover a maximum of 5 years, unless a longer period can be justified (as described below). The cash flows after the 5 year period are extrapolated using a steady or declining growth rate that is consistent with the product, industry or country; this forms the basis of the terminal value calculation. The discount rate used in the DCF represents the return on an investment that is equivalent to the investment being valued in terms of the maturity, risk and taxation profile of its cash flows.

The ViU must be regularly reviewed, updated and validated for reasonableness, such as performing a sensitivity analysis on key cash flow assumptions, terminal value growth rates and the discount rate. To the extent possible, assumptions should be validated with market and competitor information and updated for any new information.

Discounted Cash Flow Model (DCF) applied by DB

Future cash flows are derived by estimating future capital requirements based on the disclosed target tier I ratio and then inferring from these the profits and related dividends implied by the publicly announced sustainable mid- to long-term Return on Equity (RoE) level. These valuation parameters of capital and related profitability are based on publicly available information issued by Postbank, such as annual and quarterly reports, management and investor relations announcements as well as broker reports of the type that would be used by market participants. This information is further substantiated by regular ongoing internal market and competitor analysis. In addition, the expected cash flow benefits of a cooperation agreement between DB and Postbank are taken into account in determining the ViU. The cash flows are then discounted at a cost of equity which is based on the Capital Asset Pricing model (“CAPM”) in line with our policy for determining discount rates for valuation purposes. Further details of the DCF model are provided below.

We project Postbank’s cash flows in detail up to 2018 and use these projections as the basis for deriving the Terminal Value. The individual steps are as follows:
•	Projected risk-weighted assets (“RWAs”): The inputs for the projection of RWAs are (i) the forecast share of Postbank’s customer assets in relation to its investment securities portfolio and (ii) forecast reductions in Postbank’s investment securities portfolio. This information is disclosed in Postbank’s quarterly reports and investor presentations. Based on these inputs, RWAs are then derived by applying Postbank’s latest RWA/Asset ratios, which are updated on a quarterly basis, and by allowing for Basel 2 IRBA improvements as planned and disclosed by Postbank.

•	Projected capital requirements: Having estimated RWAs, regulatory capital requirements can then be projected based on Postbank’s target tier 1 ratio and by allowing for various capital deduction items such as securitization positions, goodwill and other intangible assets, all of which are taken from Postbank’s latest Pillar 3 report. Based on such estimates of regulatory capital, implied levels of shareholder equity are then derived.

•	Derivation of post-tax profits and related dividends: Post-tax profits are derived by applying Postbank’s announced mid- to long-term post-tax RoE to the estimate of shareholder equity described above. Profits in excess of those needed to meet the capital requirements based on the target tier 1 ratio represent the free cash flows to be distributed to shareholders via dividends. The resulting dividend projection is the basis for the DCF valuation of DB’s stake in Postbank.

•	Planning period: The forecast period was extended compared to the usual period of up to five years due to the announced shift in business strategy of Postbank. It will take this period before a sustainable terminal value year can be determined. This approach was selected particularly i) to allow the modelling of the special transitional rules applied by Postbank to their tier 1 capital deduction items lasting beyond five years; and ii) to allow the modelling in more detail of the amortization of certain customer base intangibles and contracts which have a useful life above five years. Furthermore, the 10 year projection horizon consists of a short-term phase covering the run-off of the investment portfolio up to 2013 and a mid-term phase covering the transition period up to the Terminal Value date.

•	Cooperation Agreement: In addition, DB and Postbank have entered into an exclusive cooperation agreement to facilitate and realize mutual benefits from, for example, cross-selling and joint platform/sourcing activities (simple mortgage products / home financing products / investment products / infrastructure / joint purchasing / services). The incremental value to DB from this cooperation agreement is derived from a separate DCF valuation based on the additional cash flows expected to be generated. The run-rate (after full ramp-up) pre-tax profit contribution to DB is around EUR 60m. The cooperation benefits are subject to a quarterly tracking process reported to senior management at both DB and Postbank for the purposes of monitoring the development of the individual cooperation areas.

•	Discount Rate: As stated above, the return of an alternative investment can be measured on the basis of observable capital markets data for traded equity stakes in companies in the same industry / sector. Usually, such a return can be bifurcated into a basic, risk-free return and a risk premium that investors are requesting for their willingness to take on additional risk. This risk premium can be further split into a systematic risk that is specific to the nature of the company (beta factor) multiplied by the market price of risk (market risk premium). This view is expressed in the CAPM which is the basis for the ViU as described above.

In order to derive the risk-free rate, it is normal practice to refer to interest rates and maturities for zero government bonds with no default risk as published by the German Bundesbank. This ensures that the tenor of interest rates is congruent with the underlying cash flows.

The market risk premium (“MRP”) is based on Damodaran’s database using a historical risk premium for a mature equity market (estimated from US historical data). MRPs for countries other than the U.S. are derived by using a country risk premium which is estimated from country ratings (Source: Moody’s). Postbank’s beta is estimated using the average beta of five one-year periods prior to the valuation date. Bloomberg was used as the source and an adjusted beta based on weekly returns of the share is reflected in the calculation. The returns are benchmarked against the CDAX (representing the market portfolio) considering a minimum data point requirement for each one-year period of 50. A statistical t-test ensures that only such betas that differ significantly from zero are included.

•	Terminal value growth rate: The benchmark for the terminal value growth rate has been determined by reference to DB Research’s inflation and GDP forecast data. The macroeconomic data from DB Research is provided in the context of the Group’s Strategic Planning process. The derived growth rate constitutes the expected growth rate of the German economy.
Although the fair value of the investment based on the share price was significantly below cost, we have concluded that it is reasonable not to recognize an impairment based on our discounted cash flows analysis. DB is a long-term, strategic investor and has the ability to generate longer-term benefits from this arrangement in a way which is not possible for other general investors. This value is embodied in our ViU methodology, which we also consider reflects an approach which a similar market participant (in other words, a long-term strategic investor) would adopt. The share price does not represent the value which may be obtained by a long-term strategic investor; rather, it reflects the expectations of value associated with the general investor who has no means of creating incremental value. For these reasons, the share price is not a meaningful representation of value to DB and we thus consider it reasonable for there to be a difference between the share price and the cost of the investment while not recognizing impairment.

DCF Inputs

The following table shows the development of key inputs over time:

	TV					Mid-	Target
	Growth	Riskfree			Discount	/long-	Tier 1
	Rate	rate	MRP	PB beta	Factor	term RoE	ratio
Closing	3.04%	4.00%	5.00%	0.9000	8.5%	14.0%	8.0%
1Q09	2.76%	4.00%	5.00%	0.9298	8.6%	14.0%	8.0%
2Q09	2.76%	4.25%	5.00%	0.9198	8.8%	14.0%	8.0%
3Q09	2.90%	4.25%	5.00%	0.9890	9.2%	14.0%	8.0%
4Q09	2.90%	4.25%	5.00%	1.0132	9.3%	13.0%	10.0%
Sensitivity analysis and parameter testing of ViU

The key Postbank parameters used in deriving the ViU, such as target post-tax RoE (13%), target tier I ratio (10%), profit development versus plan and asset development are regularly monitored and benchmarked versus broker reports, competitor information, market information and internal DB benchmarks so as to ensure the best possible validation of assumptions.

The ViU derived from the DCF valuation is particularly sensitive to the following input parameters:
-	Mid- to long-term RoE

-	Discount Rate (Risk Free, MRP and Beta)

-	Terminal Value Growth rate
The impacts on impairment testing results from the key parameters used in the DCF model are shown in the following sensitivity tables based on the position at 31 December 2009:
(Impairment) / Buffer

TV growth rate						Book
/ Discount rate	1.4%	2.2%	2.6%	2.9%	3.3%	Value
8.0%	1,049	1,503	1,830	2,079	2,417
8.1%	985	1,427	1,745	1,987	2,315
8.4%	610	989	1,258	1,461	1,734	5,159
9.3%	(242)	10	185	314	485
9.5%	(388)	(155)	6	125	281
(Impairment) / Buffer

post-tax ROE /				Book
Discount rate	12.0%	13.0%	14.0%	Value
8.0%	1,409	2,079	2,749
8.1%	1,325	1,987	2,649
8.4%	844	1,461	2,078	5,159
9.3%	(204)	314	832
9.5%	(377)	125	627

	DB Base Case

The tables show the cushion or potential impairment relative to book value for various combinations of the key input parameters to the ViU model. For example, the combination of a post-tax RoE of 12% and a discount rate of 9.5% would have resulted, as of year end 2009, in a ViU of approximately EUR 400mn below book value and consequently in an impairment of the same amount. The year end impairment test indicated a cushion of approximately EUR 300 mn compared to book value based on a combination of a 13% RoE and 9.3% Discount Rate.

As reflected in the table, flexing of the key input parameters significantly impacts the ViU.
Leverage Ratio (Target Definition), page S-19
11.	Please revise future filings to discuss the nature of the differences in netting provisions applicable to U.S. GAAP and IFRS.

See response to Question 12.

12.	You disclose that you adjust total equity under IFRS to reflect fair value gains and losses on all own debt to provide an adjusted ratio that is more comparable to certain of your competitors which use U.S. GAAP and designate all of their own debt at fair value. Please tell us who your competitors are that use U.S. GAAP and designate all of their debt at fair value which provides the support for this adjustment.

On August 26th via a conference call we received further clarification of your Questions 11 and 12. You have requested that we remove from our future filings any reference to “U.S. GAAP” specifically in the Non-GAAP Financial Measures (page “v”) and the Leverage Ratio (Target Definition) (S-19).

In constructing our Target Definition of the Leverage Ratio, which is used consistently to manage the business and provide explanation to our investors, we make certain adjustments to IFRS assets and equity. These adjustments are aimed at increasing comparability with peer organisations.

We will amend future filings to remove the words “pro-forma U.S. GAAP” and “U.S. GAAP” from the tables on Non-GAAP Financial Measures and Leverage Ratio (Target Definition). We will also revise our future filings, in response to your comment, to eliminate the reference to the specific accounting practices of our competitors regarding designation of their own debt at fair value.

The disclosure about the Leverage Ratio (Target Definition) will be revised as follows:

Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
(1)	Total assets under IFRS are adjusted to reflect netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognised amounts; and (2) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the Target Definition of the Leverage Ratio.

(2)	Total equity under IFRS is adjusted to reflect fair value gains and losses on all own debt (post-tax), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35% .
We make these adjustments in constructing our Target Definition of the Leverage Ratio to improve comparability with the Group’s competitors. The Target Definition of the Leverage Ratio is used consistently in managing the business. There will still be differences in the way our competitors calculate their Leverage Ratios compared to the Group’s Target Definition Leverage Ratio. Therefore the Group’s adjusted Leverage Ratio should not be compared to other companies’ Leverage Ratios without considering the differences in the calculation.

In addition, on the conference call you raised the issue of using “U.S. GAAP” terminology in our Significant Accounting Policies — Insurance (F-44).

In our Significant Accounting Policies footnote we provide the guidance under which we report our insurance contact liabilities. Generally, IFRS 4, Insurance Contracts, requires an entity to continue its existing accounting policies for insurance contacts except when IFRS 4 requires or permits changes in accounting policies. Additionally, an exemption is granted from the criteria in paragraphs 10-12 of IAS 8. (IFRS 4.13 & BC77 – BC86)

We will modify our future filings as follows as it provides readers with an understanding of how we have adopted IFRS 4. Please note that the detailed accounting treatments are already specified in the section Insurance at F-44.

Delete: All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

Add: As allowed by IFRS, the Group has retained the accounting policies for its insurance contracts which it applied prior to the adoption of IFRS. These accounting policies are described further below.
July 27, 2010 Form 6-K Exhibit 99. I
General
13.	Please tell us in detail and revise future filings to describe the nature of the € 270 million charge related to Ocala Funding LLC, a commercial paper vehicle, and tell us how you measured the loss.

DB owns 70% of the Commercial Paper (“CP”) issued by Ocala Funding LLC (“Ocala”) which is a Special Purpose Vehicle (“SPV”). DB accounts for this CP as a trading asset. At September 30, 2009 the total notional value of the CP issued by Ocala, which was held by DB, was $1.2 billion. The collateral contained in the SPV was provided by Taylor, Bean and Whitaker Mortgage Corp. (“TBW”) who are a mortgage originator. TBW obtained finance from Colonial Bank who also acted as an agent on Freddie Mac’s purchase of mortgages from Ocala. In August, 2009 TBW filed for bankruptcy and Colonial was put into receivership where the FDIC was appointed as the receiver.

As a result of these events DB recognized a fair value adjustment of $503 million (€ 410 million) reduction in its Ocala CP holding at September 30, 2009. This amount was based on management’s best estimate of its value at that time, taking into account the information that would be used by a market participant in determining such value, primarily based on estimated collateral. During the period from October 2009 to July 2010 there were further developments in our understanding of the collateral which supported the CP position. However, none of these developments were significant enough to require a further fair value adjustment.

During the second quarter of 2010 we had access to an Asset Reconciliation Report which was filed with the bankruptcy court on July 1, 2010 with respect to the TBW estate. Following its publication DB performed a detailed review of the report and based on this, together with certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, recorded an additional fair value adjustment of $330 million (€ 270 million) loss.

We will revise future filings to reflect any further significant fair value adjustments for Ocala. Additionally we will describe as included herein the nature of the € 270 million fair value adjustment in our 2010 20-F filing.
Update on Key Credit Market Exposures, page 17
14.	Please tell us in detail the facts and circumstances related to the revision of your measurement of credit exposure in the Other U.S. residential mortgage business. We note the revision primarily relates to the Alt-A loan category

Over time, as the materiality and volatility of our key credit market exposures have reduced, we have sought to consolidate and rationalise the disclosures in this area. As part of this ongoing work, the June 30, 2010 amounts disclosed for “Other US residential mortgage business exposure” include a valuation adjustment for counterparty credit risk pertaining to credit default swaps where the counterparty is a monoline insurer. This was not included in prior disclosures. However, it was decided to include these amounts in all future submissions as it more accurately reflects the fair value of the instruments underlying the exposure. In future filings, we shall make clear the continuing impact of this valuation adjustment.
Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com) or Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Mathias Otto	/s/ Stefan Krause

Mathias Otto	Stefan Krause
Deputy General Counsel Germany,	Chief Financial Officer and
Central and Eastern Europe	Member of the Management Board